                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                                 CME Number 3235-0145
                                                 Expires: August 31, 1999
                                                 Estimated average burden hours
                                                 per response . . . . 14.90
                                               ---------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Elephant & Castle Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   266199-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Michael M. Pastore, GE Investment Management Incorporated,
                      3003 Summer Street, Stamford, CT  06904
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 23, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMR control number.



--------------------------------------------------------------------------------------------------------------------
1.                Names of Reporting Persons   GE Investment Private Placement Partners II, Limited Partnership
                  I.R.S. Identification Nos. of above persons (entities only)   06-1429671

--------------------------------------------------------------------------------------------------------------------
2.                Check the Appropriate Box if a Member of a Group  (See Instructions)
                           Not applicable
                  (a)
                  --------------------------------------------------------------------------------------------------
                  (b)
--------------------------------------------------------------------------------------------------------------------

3.                SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4.                Source of Funds  (See Instructions)
                           00
--------------------------------------------------------------------------------------------------------------------
5.                Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                           Not applicable
--------------------------------------------------------------------------------------------------------------------
6.                Citizenship or Place of Organization
                           State of Delaware
--------------------------------------------------------------------------------------------------------------------

                  7.    Sole Voting Power
Number of                  None
Shares Bene-
ficially by       8.    Shared Voting Power
Owned by                   2,406,221
Each
Reporting         9.    Sole Dispositive Power
Persons With               None

                  10.    Shared Dispositive Power
                           2,406,221

--------------------------------------------------------------------------------------------------------------------
11.               Aggregate Amount Benefically Owned by Each Reporting Person
                           2,406,221

--------------------------------------------------------------------------------------------------------------------
12.               Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions)
                           Not applicable

--------------------------------------------------------------------------------------------------------------------
13.               Percent of Class Represented by Amount in Row (11)
                           43.33%

-------------------------------------------------------------------------------------------------------------------
14.               Type of Reporting Person  (See Instructions)
                           PN

--------------------------------------------------------------------------------------------------------------------

                  --------------------------------------------------------------------------------------------------

                  --------------------------------------------------------------------------------------------------

                  --------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------
1.                Names of Reporting Persons   GE Investment Management Incorporated, as General Partner of GE
                                                Investment Private Placement Partners II, Limited Partnership
                  I.R.S. Identification Nos. of above persons (entities only)   06-1238874

--------------------------------------------------------------------------------------------------------------------
2.                Check the Appropriate Box if a Member of a Group  (See Instructions)
                           Not applicable
                  (a)
                  --------------------------------------------------------------------------------------------------
                  (b)
--------------------------------------------------------------------------------------------------------------------

3.                SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4.                Source of Funds  (See Instructions)
                           Not applicable
--------------------------------------------------------------------------------------------------------------------
5.                Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                           Not applicable
--------------------------------------------------------------------------------------------------------------------
6.                Citizenship or Place of Organization
                           State of Delaware
--------------------------------------------------------------------------------------------------------------------

                  7.    Sole Voting Power
Number of                  None
Shares Bene-
ficially by       8.    Shared Voting Power
Owned by                   2,406,221
Each
Reporting         9.    Sole Dispositive Power
Persons With               None

                  10.    Shared Dispositive Power
                           2,406,221

--------------------------------------------------------------------------------------------------------------------
11.               Aggregate Amount Benefically Owned by Each Reporting Person
                           2,406,221

--------------------------------------------------------------------------------------------------------------------
12.               Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions)
                           Not applicable

--------------------------------------------------------------------------------------------------------------------
13.               Percent of Class Represented by Amount in Row (11)
                           43.33%

-------------------------------------------------------------------------------------------------------------------
14.               Type of Reporting Person  (See Instructions)
                           CO

--------------------------------------------------------------------------------------------------------------------

                  --------------------------------------------------------------------------------------------------

                  --------------------------------------------------------------------------------------------------

                  --------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------
1.                Names of Reporting Persons   General Electric Company
                  I.R.S. Identification Nos. of above persons (entities only)   14-0689340

--------------------------------------------------------------------------------------------------------------------
2.                Check the Appropriate Box if a Member of a Group  (See Instructions)
                           Not applicable
                  (a)
                  --------------------------------------------------------------------------------------------------
                  (b)
--------------------------------------------------------------------------------------------------------------------

3.                SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4.                Source of Funds  (See Instructions)
                           Not applicable
--------------------------------------------------------------------------------------------------------------------
5.                Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)    /X/

--------------------------------------------------------------------------------------------------------------------
6.                Citizenship or Place of Organization
                           State of New York
--------------------------------------------------------------------------------------------------------------------

                  7.    Sole Voting Power
Number of                  Disclaimed (See 11 below)
Shares Bene-
ficially by       8.    Shared Voting Power
Owned by                   None
Each
Reporting         9.    Sole Dispositive Power
Persons With               Disclaimed (See 11 below)

                  10.   Shared Dispositive Power
                           None

--------------------------------------------------------------------------------------------------------------------
11.               Aggregate Amount Benefically Owned by Each Reporting Person
                           Beneficial ownership of all shares disclaimed by General Electric Company

--------------------------------------------------------------------------------------------------------------------
12.               Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions)
                           Not applicable

--------------------------------------------------------------------------------------------------------------------
13.               Percent of Class Represented by Amount in Row (11)
                           Not applicable

--------------------------------------------------------------------------------------------------------------------
14.               Type of Reporting Person  (See Instructions)
                           CO

--------------------------------------------------------------------------------------------------------------------

                  --------------------------------------------------------------------------------------------------

                  --------------------------------------------------------------------------------------------------

                  --------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  Item I of the Schedule 13D (as defined below) is hereby deleted in its entirety and the following is inserted in lieu thereof:

                  "This Amendment No. 3 amends and supplements the Statement on
Schedule 13D filed by GE Investment Private Placement Partners II, a Delaware limited partnership (the "Partnership"), GE Investment Management Incorporated, a Delaware corporation and a wholly-owned subsidiary of General Electric Company ("GEIM") and General Electric Company, a New York corporation ("GE") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 30, 1995, as amended pursuant to Amendment No. 1 thereto filed on March 14, 1997 and Amendment No. 2 thereto filed on November 6, 1997 (as amended, the "Schedule 13D"), relating to common stock, no par value per share (the "Common Stock") of Elephant & Castle Group Inc. (the "Issuer"), having its principal offices at 856 Homer Street, Vancouver, British Columbia V6B 2W5 Canada. Capitalized terms used herein shall have the meanings given to them in the Schedule 13D and the Note, Stock Purchase and Warrant Agreement dated November 30, 1995, as amended on May 31, 1996, March 14, 1997 and
October 17, 1997 (the "Agreement").

                  The Reporting Persons have entered into a Joint Filing Agreement, dated June 23, 1998 attached hereto as Schedule I."

Item 3.  Source and Amount of Funds and Other Consideration.

                  Paragraph 2 of Item 3 of the Schedule 13D is hereby amended
(a) by deleting the date "June 30, 1998" in clause (iv) thereof and inserting in lieu thereof "June 23, 1998" and (b) by adding the following text thereto:

                  "Pursuant to the Agreement, on the Fourth Closing Date the Partnership purchased convertible subordinated Notes in the principal amount of $2,000,000. Due to the fact that the Fourth Closing occurred prior to June 30, 1998, the conversion rates for each of the convertible subordinated Notes issued and delivered to the Partnership on the First Closing Date, the Second Closing Date and the Third Closing Date have been adjusted, pursuant to Section 9A of the Agreement, to equal the conversion rate of the subordinated Notes delivered to the Partnership at the Fourth Closing. As a result, all of the Notes are now convertible into shares of Common Stock at a conversion price of the lesser of
(x) $6.00 per share and (y) the greater of (A) $5.00 per share and (B) 85% of the Market Price on the Fourth Closing Date. The funds used by the Partnership to pay for the Notes were obtained from capital contributions made by its partners pursuant to pre-existing capital commitments."

Item 4.  Purpose of Transaction.

                  Paragraph 5 of Item 4 of the Schedule 13D is hereby amended to read as follows:

                  "On the Fourth Closing Date, the Partnership purchased from the Issuer additional convertible subordinated Notes in the aggregate principal amount of $2,000,000 convertible into shares of Common Stock at a conversion price of the lesser of (x) $6.00 per share and (y) the greater of (A) $5.00 per share and (B) 85% of the Market Price on the Fourth Closing Date."

Item 5.  Interest In Securities of the Issuer.

                  Item 5(a) of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

                  "The Partnership and GEIM beneficially own 2,406,221 shares of Common Stock, representing 43.33% of the shares of such class that would be outstanding upon (i) the exercise of all the outstanding Warrants exercisable for 300,000 shares of Common Stock, (ii) the conversion of all the outstanding Notes, which are convertible into 1,800,000 shares of Common Stock (calculated using the Fourth Closing Date as the relevant date for purposes of determining the conversion ratios), (iii) the issuance of 28,000 Additional Shares of Common Stock which have not yet been issued, but which the Partnership previously became entitled to receive, as set forth in paragraph 3 of Item 3, because Notes were outstanding on certain dates set forth therein, and (iv) the receipt of 26,000 shares of Common Stock that the Partnership became entitled to, or will within the next 60 days become entited to receive, due to the occurrence and continuance of Defaults in each of the three month periods ending on September 30, 1997, December 31, 1997, March 31, 1998 and June 30, 1998. Due to the fact that the Fourth Closing has occurred prior to June 30, 1998, the conversion rates for each of the convertible subordinated Notes issued and delivered to the Partnership on the First Closing Date, the Second Closing Date and the Third Closing Date have been adjusted, pursuant to Section 9A of the Agreement, to equal the conversion rate of the subordinated Notes delivered to the Partnership at the Fourth Closing. As a result, all of the Notes are now convertible into the shares of Common Stock at a conversion price of the lesser of (x) $6.00 per share and (y) the greater of (A) $5.00 per share and (B) 85% of the Market Price on the Fourth Closing Date."

                  Item 5(c) of the Schedule 13D is hereby amended and restated to read as follows:

                  "Except as set forth in Items 4 and 5 hereof, no Reporting Person nor to the best knowledge of each Reporting Person, any person identified in Schedules II or III, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days."

Item 7.  Material to Be Filed as Exhibits.

                  Item 7 of the Schedule 13D is hereby amended by deleting paragraph 1 and by inserting the following paragraph at the end thereof:

                  "Amendment No. 3 dated October 17, 1997, to the Note, Stock Purchase & Warrant Agreement, dated November 30, 1995 (as amended) was attached as Exhibit I to the Amendment No. 2 dated November 4, 1997, to Schedule 13D filed by the Reporting Persons on November 6, 1997 and is incorporated herein by reference."

Schedules I, II and III.

                  Schedules I, II and III of the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            GE INVESTMENT PRIVATE PLACEMENT PARTNERS II,
                                   LIMITED PARTNERSHIP

                            By: GE Investment Management Incorporated,
                                   Its General Partner

                            By:         /s/ Michael M. Pastore
                               ---------------------------------------
                               Name: Michael M. Pastore
                               Title: Vice President

Dated: June 23, 1998

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            GE INVESTMENT MANAGEMENT INCORPORATED

                            By:         /s/ Michael M. Pastore
                               ---------------------------------------
                               Name: Michael M. Pastore
                               Title: Vice President

Dated: June 23, 1998

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            GENERAL ELECTRIC COMPANY

                            By:           /s/ John H. Myers
                               ---------------------------------------
                               Name:  John H. Myers
                               Title: Vice President

Dated: June 23, 1998

                                                                      Schedule I

                             JOINT FILING AGREEMENT

         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Stock of Elephant & Castle Group Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Dated: June 23, 1998

                                           GE INVESTMENT PRIVATE PLACEMENT
                                           PARTNERS II, LIMITED PARTNERSHIP

                                           By: GE Investment Management
                                           Incorporated, Its General
                                           Partner

                                           By:     /s/ Michael M. Pastore
                                              ---------------------------------
                                              Name:  Michael M. Pastore
                                              Title: Vice President


                                           GE INVESTMENT MANAGEMENT INCORPORATED

                                           By:     /s/ Michael M. Pastore
                                              ---------------------------------
                                              Name:  Michael M. Pastore
                                              Title: Vice President


                                           GENERAL ELECTRIC COMPANY

                                           By:       /s/ John H. Myers
                                              ---------------------------------
                                              Name:  John H. Myers
                                              Title: Vice President

                                                                     Schedule II

             GE INVESTMENT MANAGEMENT INCORPORATED, General Partner of GE Investment Private Placement Partners II, Limited Partnership

                  The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

                  The names and principal occupations of the Officers of GE Investment Management Incorporated ("GEIM") are as follows:



Officers                                          Position(s)
--------                                          -----------

John H. Myers                                     Chairman of the Board and President

Eugene K. Bolton                                  Executive Vice President

Michael J. Cosgrove                               Executive Vice President

Ralph R. Layman                                   Executive Vice President

Alan M. Lewis                                     Executive Vice President, General Counsel and Secretary

Robert A. MacDougall                              Executive Vice President

Geoffrey R. Norman                                Executive Vice President

Thomas J. Szkutak                                 Executive Vice President--Chief
                                                  Financial Officer

Donald W. Torey                                   Executive Vice President

Mark A. Dunham                                    Senior Vice President

James A. Mara                                     Senior Vice President--International Private Equities

H. Michael Mears                                  Senior Vice President

Philip A. Riordan                                 Senior Vice President

Brian D. Brooks                                   Vice President

Constance K. Doyle                                Vice President

Keith G. Smith                                    Vice President

Michael D. Wright                                 Vice President

William R. Wright                                 Vice President



David W. Wiederecht                               Vice President--Private Equities

Wolfe H. Bragin                                   Vice President--Private Equities

Andreas T. Hildebrand                             Vice President--Private Equities

Patrick  J. McNella                               Vice President--Private Equities

Anthony J. Mariani                                Vice President--Private Equities

B. Bradford Barrett                               Vice President--Real Estate

Robert P. Gigliotti                               Vice President--Real Estate

Preston R. Sargent                                Vice President--Real Estate

Marc R. Bryant                                    Vice President--Assoc. Gen. Counsel and Assistant Secretary

Jeanne M. La Porta                                Vice President--Assoc. Gen. Counsel and Assistant Secretary

Michael M. Pastore                                Vice President--Assoc. Gen. Counsel and Assistant Secretary

Scott A. Silberstein                              Vice President--Assoc. Gen. Counsel and Assistant Secretary

Matthew J. Simpson                                Vice President--Assoc. Gen. Counsel and Assistant Secretary

Michael J. Strone                                 Vice President--Assoc. Gen. Counsel and Assistant Secretary

Robert Zalucki                                    Vice President--Tax Counsel



                  The names and principal occupations of the Directors of GEIM are as follows:


Eugene K. Bolton                                        Executive Vice President of GEIC and GEIM and
                                                        Trustee of GEPT

Michael J. Cosgrove                                     Executive Vice President of GEIC and GEIM and
                                                        Trustee of GEPT

John H. Myers                                           Vice President of General Electric Company,
                                                        Chairman of the Board and President of GEIC
                                                        and GEIM and Trustee of GEPT

Ralph R. Layman                                         Executive Vice President of GEIC and GEIM and
                                                        Trustee of GEPT

Alan M. Lewis                                           Executive Vice President, General Counsel and
                                                        Secretary of GEIC and GEIM and Trustee of
                                                        GEPT

Robert A. MacDougall                                    Executive Vice President of GEIC and GEIM and
                                                        Trustee of GEPT

Geoffrey R. Norman                                      Executive Vice President of GEIC and GEIM

Thomas J. Szkutak                                       Executive Vice President--Chief Financial



                                                        Officer of GEIC and GEIM and Trustee of GEPT

Donald W. Torey                                         Executive Vice President of GEIC and GEIM and
                                                        Trustee of GEPT


                                                                    Schedule III

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

                  The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

                  The names and principal occupations of the Officers of General Electric Company are as follows:


Officers                                          Position(s)
--------                                          -----------

J.F. Welch, Jr.                                   Chairman of the Board and Chief Executive Officer

P. Fresco                                         Vice Chairman of the Board and Executive Officer

P.D. Ameen                                        Vice President and Comptroller

J.R. Bunt                                         Vice President and Treasurer

D.L. Calhoun                                      Senior Vice President--GE Lighting

W.J. Conaty                                       Senior Vice President--Human Resources

D.M. Cote                                         Vice President--GE Appliances

D.D. Dammerman                                    Senior Vice President--Finance

L.S. Edelheit                                     Senior Vice President--Corporate Research and Development

B.W. Heineman, Jr.                                Senior Vice President--General Counsel and Secretary

J.R. Immelt                                       Senior Vice President--GE Medical Systems

W.J. Lansing                                      Vice President--Corporate Business Development

G. S. Malm                                        Senior Vice President--Asia

W.J. McNerney, Jr.                                Senior Vice President--GE Aircraft Engines

E.F. Murphy                                       Vice Chairman of the Board and Executive Officer

R.L. Nardelli                                     Senior Vice President--GE Power Systems

R.W. Nelson                                       Vice President--Corporate Financial Planning and Analysis

J.D. Opie                                         Vice Chairman of the Board and Executive Officer

G.M. Reiner                                       Senior Vice President--Chief Information Officer



J. G. Rice                                        Vice President--GE Transportation Systems

G.L. Rogers                                       Senior Vice President--GE Plastics

J.W. Rogers                                       Vice President--GE Motors

L.G. Trotter                                      Vice President--GE Electrical Distribution and Control



                  The names and principal occupations of Directors of General Electric Company are as follows:


D.W. Calloway                                               Chairman of the Board, Chief Executive
                                                            Officer and Director, PepsiCo, Inc.

J.I. Cash, Jr.                                              Professor of Business Administration-
                                                            Graduate
                                                            School of Business Administration, Harvard
                                                            University

S.S. Cathcart                                               Retired Chairman, Illinois Tool Works

D.D. Dammerman                                              Senior Vice President--Finance, General
                                                            Electric Company

P. Fresco                                                   Vice Chairman of the Board and Executive
                                                            Officer, General Electric Company

C.X. Gonzalez                                               Chairman of the Board and Chief Executive
                                                            Officer, Kimberly-Clark de Mexico, S.A. de
                                                            C.V.

G.G. Michelson                                              Former Director, Federated Department
                                                            Stores

E.F. Murphy                                                 Vice Chairman of the Board and Executive
                                                            Officer

S. Nunn                                                     Partner, King & Spalding

J.O. Opie                                                   Vice Chairman of the Board and Executive
                                                            Officer, General Electric Company

R.S. Penske                                                 Chairman of the Board and President, Penske
                                                            Corporation

F.H.T. Rhodes                                               President Emeritus, Cornell University

A.C. Sigler                                                 Retired Chairman of the Board and CEO and
                                                            former Director, Champion International
                                                            Corporation

D.A. Warner III                                             Chairman of the Board, President, and Chief
                                                            Executive Officer, J.P. Morgan & Co.
                                                            Incorporated and Morgan Guaranty Trust
                                                            Company

J.F. Welch, Jr.                                             Chairman of the Board and Chief Executive
                                                            Officer, General Electric Company

                                   Citizenship

                           (other than United States)

C.X. Gonzalez                                               Mexico

P. Fresco                                                   Italy


                                   Page 16 of 16